Exhibit 12(a)

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

	Nine Months Ended 9/30/2006		Year Ended December 31,
			2005		2004		2003		2002		2001
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$884		882		563		498		502		726
One-Third of Rents, Net of Income from Subleases	16		19		15		14		11		14

Total Fixed Charges	$900		901		578		512		513		740

Earnings:
Income Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$1,575		2,208		2,237		2,438		2,299		1,530
Fixed Charges	900		901		578		512		513		740

Total Earnings	$2,475		3,109		2,815		2,950		2,812		2,270

Ratio of Earnings to Fixed Charges, Excluding
Interest On Deposits	2.75	x	3.45	x	4.87	x	5.76	x	5.48	x	3.07	x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$2,276		2,030		1,102		1,086		1,430		2,278
One-Third of Rents, Net of Income from Subleases	16		19		15		14		11		14

Total Fixed Charges	$2,292		2,049		1,117		1,100		1,441		2,292

Earnings:
Income Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$1,575		2,208		2,237		2,438		2,299		1,530
Fixed Charges	2,292		2,049		1,117		1,100		1,441		2,292

Total Earnings	$3,867		4,257		3,354		3,538		3,740		3,822

Ratio of Earnings to Fixed Charges, Including
Interest On Deposits	1.69	x	2.08	x	3.00	x	3.22	x	2.60	x	1.67	x